Contact

www.linkedin.com/in/kellan-navarre-1a835b1a2 (LinkedIn)

Kellan Navarre

Founder • Goddess Mousse
Portland, Oregon, United States

Experience

Goddess Mousse
Founder
January 2021 - Present (3 years 4 months)
Portland, Oregon, United States

Portland Public Schools
Substitute Teacher
January 2023 - Present (1 year 4 months)

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Education

Lewis & Clark College
Bachelor's degree, Sociology and Anthropology · (2016 - 2020)